UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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SEC FILE NUMBER
8-66850

ANNUAL REPORTS
FORM X-17A-5
PART III

FACING PAGE
Information Required Pursuant to Rules 17a-5, 17a-12, and 18a-7 under the Securities Exchange Act of 1934

FILING FOR THE PERIOD BEGINNING 01/01/24 AND ENDING 06/30/25

MM/DD/YY   MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF FIRM: PAR5 CAPITAL & CO, LLC

TYPE OF REGISTRANT (check all applicable boxes):

☒ Broker-dealer   ☐ Security-based swap dealer   ☐ Major security-based swap participant
   ☐ Check here if respondent is also an OTC derivatives dealer

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use a P.O. box no.)

600 BRICKELL AVENUE, SUITE 2520

(No. and Street)

MIAMI	FL	33131
(City)	(State)	(Zip Code)

PERSON TO CONTACT WITH REGARD TO THIS FILING

KEITH GEORGE	(212) 668-8700	kgeorge@acisecure.com
(Name)	(Area Code – Telephone Number)	(Email Address)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose reports are contained in this filing*

BAUER & COMPANY, LLC

(Name – if individual, state last, first, and middle name)

PO BOX 27887	AUSTIN	TX	78755
(Address)	(City)	(State)	(Zip Code)

NOVEMBER 20, 2014	6072
(Date of Registration with PCAOB)(if applicable)	(PCAOB Registration Number, if applicable)

FOR OFFICIAL USE ONLY

* Claims for exemption from the requirement that the annual reports be covered by the reports of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis of the exemption. See 17 CFR 240.17a-5(e)(1)(ii), if applicable.

Persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, DENNIS EDWARD LOUDON, swear (or affirm) that, to the best of my knowledge and belief, the financial report pertaining to the firm of PAR5 CAPITAL & CO. LLC, as of 6/30, 2025, is true and correct. I further swear (or affirm) that neither the company nor any partner, officer, director, or equivalent person, as the case may be, has any proprietary interest in any account classified solely as that of a customer.

Signature:

Title: CEO & COO

Notary Public

This filing contains (check all applicable boxes):**

- ■ (a) Statement of financial condition.
- ☐ (b) Notes to consolidated statement of financial condition.
- ■ (c) Statement of income (loss) or, if there is other comprehensive income in the period(s) presented, a statement of comprehensive income (as defined in § 210.1-02 of Regulation S-X).
- ■ (d) Statement of cash flows.
- ■ (e) Statement of changes in stockholders' or partners' or sole proprietor's equity.
- ☐ (f) Statement of changes in liabilities subordinated to claims of creditors.
- ■ (g) Notes to consolidated financial statements.
- ■ (h) Computation of net capital under 17 CFR 240.15c3-1 or 17 CFR 240.18a-1, as applicable.
- ☐ (i) Computation of tangible net worth under 17 CFR 240.18a-2.
- ☐ (j) Computation for determination of customer reserve requirements pursuant to Exhibit A to 17 CFR 240.15c3-3.
- ☐ (k) Computation for determination of security-based swap reserve requirements pursuant to Exhibit B to 17 CFR 240.15c3-3 or Exhibit A to 17 CFR 240.18a-4, as applicable.
- ☐ (l) Computation for Determination of PAB Requirements under Exhibit A to § 240.15c3-3.
- ☐ (m) Information relating to possession or control requirements for customers under 17 CFR 240.15c3-3.
- ☐ (n) Information relating to possession or control requirements for security-based swap customers under 17 CFR 240.15c3-3(p)(2) or 17 CFR 240.18a-4, as applicable.
- ■ (o) Reconciliations, including appropriate explanations, of the FOCUS Report with computation of net capital or tangible net worth under 17 CFR 240.15c3-1, 17 CFR 240.18a-1, or 17 CFR 240.18a-2, as applicable, and the reserve requirements under 17 CFR 240.15c3-3 or 17 CFR 240.18a-4, as applicable, if material differences exist, or a statement that no material differences exist.
- ☐ (p) Summary of financial data for subsidiaries not consolidated in the statement of financial condition.
- ■ (q) Oath or affirmation in accordance with 17 CFR 240.17a-5, 17 CFR 240.17a-12, or 17 CFR 240.18a-7, as applicable.
- ☐ (r) Compliance report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ■ (s) Exemption report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (t) Independent public accountant's report based on an examination of the statement of financial condition.
- ■ (u) Independent public accountant's report based on an examination of the financial report or financial statements under 17 CFR 240.17a-5, 17 CFR 240.18a-7, or 17 CFR 240.17a-12, as applicable.
- ☐ (v) Independent public accountant's report based on an examination of certain statements in the compliance report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ■ (w) Independent public accountant's report based on a review of the exemption report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (x) Supplemental reports on applying agreed-upon procedures, in accordance with 17 CFR 240.15c3-1e or 17 CFR 240.17a-12, as applicable.
- ☐ (y) Report describing any material inadequacies found to exist or found to have existed since the date of the previous audit, or a statement that no material inadequacies exist, under 17 CFR 240.17a-12(k).
- ☐ (z) Other: ______

***To request confidential treatment of certain portions of this filing, see 17 CFR 240.17a-5(e)(3) or 17 CFR 240.18a-7(d)(2), as applicable.*

Par5 Capital & Co., LLC

Report on Audit of Financial Statements
and Supplementary Information

As of and for the Period January 1, 2024 Through June 30, 2025

This report is deemed CONFIDENTIAL in accordance with Rule 17a-5(e)(3) under the Securities Exchange Act of 1934. A statement of financial condition bound separately has been filed with the Securities and Exchange Commission simultaneously herewith as a PUBLIC document.

Contents



REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Member of Par5 Capital & Co., LLC

Opinion on the Financial Statements

We have audited the accompanying statement of financial condition of Par5 Capital & Co., LLC as of June 30, 2025, the related statements of operations, changes in member's equity, and cash flows for the period from January 1, 2024 to June 30, 2025, and the related notes and schedules (collectively referred to as the "financial statements"). In our opinion, the financial statements present fairly, in all material respects, the financial position of Par5 Capital & Co., as of June 30, 2025, and the results of its operations and its cash flows for the period from January 1, 2024 to June 30, 2025 in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These financial statements are the responsibility of Par5 Capital & Co., LLC's management. Our responsibility is to express an opinion on Par5 Capital & Co., LLC's financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to Par5 Capital & Co., LLC in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

Auditor's Report on Supplemental Information

The Computation of Net Capital and Aggregate Indebtedness Pursuant to Rule 15c3-1 of the Securities and Exchange Commission (Schedule I), the Computation for Determination of Reserve Requirements Under Rule 15c3-3 of the Securities and Exchange Commission (Schedule II) and the Information Relating to the Possession or Control Requirements Under Rule 15c3-3 of the Securities and Exchange Commission (Schedule III) (the "Supplemental Information") has been subjected to audit procedures performed in conjunction with the audit of Par5 Capital & Co., LLC's financial statements. The supplemental information is the responsibility of Par5 Capital and Co., LLC's management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with 17 C.F.R. §240.17a-5. In our opinion, the Supplemental Information is fairly stated, in all material respects, in relation to the financial statements as a whole.

BAUER & COMPANY, LLC

Bauer & Company, LLC

We have served as Par5 Capital & Co., LLC's auditor since 2024.

Austin, Texas
September 24, 2025

Bauer & Company, LLC
P.O. Box 27887 Austin, TX 78755
Tel 512.731.3518 / www.bauerandcompany.com

Statement of Financial Condition
As of June 30, 2025

ASSETS

Cash and cash equivalents	$	31,610
Prepaid expenses		82,764
Receivable from clearing broker		638,615
Securities long		4,231,458
Deposit with clearing broker		557,593
ROU asset		428,888
Other assets		249,526
TOTAL ASSETS	$	6,220,454

LIABILITIES AND MEMBER'S EQUITY

LIABILITIES:

Commissions payable	$	244,358
Due to affiliate		19,224
Accounts payable		51,010
Accrued expenses		5,500
Securities short		804,615
Operating lease liability		444,912
TOTAL LIABILITIES		1,569,619

Member's Equity

TOTAL MEMBER'S EQUITY	4,650,835
TOTAL LIABILITIES AND MEMBER'S EQUITY	$ 6,220,454

See accompanying notes to financial statements

Statement of Operations
As of and for the Period January 1, 2024 Through June 30, 2025

REVENUE:

Principal transactions	$ 5,825,852
Commissions	31,377
Interest income	317,287
Other income	7,990
Total revenue	6,182,506

OPERATING EXPENSES:

Employee compensation and benefits	3,190,835
Market data services	737,394
Clearance charges	545,638
Professional fees	259,272
Rent	316,289
Telephone	8,970
Insurance	178,824
Interest expense	220,835
Regulatory fees	60,571
Travel and entertainment	166,578
Other expenses	183,859
Total expenses	5,869,065

NET INCOME	$ 313,441

See accompanying notes to financial statements

Statement of Changes in Member's Equity
As of and for the Period January 1, 2024 Through June 30, 2025

Member's Equity, January 1, 2024	$	1,227,394
Capital Contributions		3,110,000
Net Income		313,441
Member's Equity, June 30, 2025	$	4,650,835

See accompanying notes to financial statements

4

Statement of Cash Flows
As of and for the Period January 1, 2024 Through June 30, 2025

OPERATING ACTIVITIES:

Net income	$ 313,441
Adjustments to reconcile net income to net cash used in operating activities:	
Changes in operating assets and liabilities	
Decrease in receivable from clearing broker	549,823
Increase in deposit with clearing broker	(37,470)
Increase in securities long	(3,994,114)
Increase in prepaid expenses	(27,112)
Increase in ROU asset	(428,888)
Increase in other assets	(249,525)
(decreases) increase in:	
Increase in accounts payable	131,519
Decrease in accured expenses	(124,692)
Increase in Securuties short	291,249
Increase in Operating lease liability	444,912
Decrease in Referral Fee Payables	(49,305)
Increase in Due to Affiliate	19,224
Increase in accured expenses	-
Net cash used in operating activities	(3,160,938)

FINANCING ACTIVITIES:

Capital contributions	3,110,000
Net cash provided by financing activities	3,110,000

NET DECREASE IN CASH AND CASH EQUIVALENTS	(50,938)
CASH AND CASH EQUIVALENTS AT BEGINNING OF PERIOD	82,548
CASH AND CASH EQUIVALENTS AT END OF PERIOD	$ 31,610

CASH PAID DURING THE YEAR FOR:

Interest payments	$ 254,405
Income tax payments	$ -

See accompanying notes to financial statements

Notes to Financial Statements
As of and for the Year Ended June 30, 2025

1. Organization and Nature of Business

Par5 Capital & Co., LLC (a Delaware limited liability company) (the "Company") is a broker-dealer registered with the Securities and Exchange Commission ("SEC") and is a member of various exchanges as well as the Financial Industry Regulatory Authority, Inc. ("FINRA"). The Company is engaged in a single line of business as a securities broker-dealer, which comprises several classes of services. As a limited liability company the members' liability is limited to their equity contribution. The Company was formerly known as Global Credit Partners, LLC. and changed its name and ownership in 2023.

The Company adopted ASC 280, Segment Reporting (including adoption of ASU 2023-07), during the fiscal year, which requires companies to disclose segment data based on how management makes decisions about allocating resources to segments and evaluates performance.

2. Summary of Significant Accounting Policies

Basis of Accounting
The Company maintains its books and records on the accrual basis of accounting for financial reporting purposes, which is in accordance with U.S. generally accepted accounting principles.

Income Taxes
The Company is an LLC taxed as a partnership for income tax reporting purposes, and as such, is not subject to income tax. Accordingly, no provision for income taxes is provided in the financial statements.

The Company has adopted the provisions of FASB Accounting Standards Codification 740-10, Accounting for Uncertainty in Income Taxes. Under FASB ASC 740-10, the Company is required to evaluate each of its tax positions to determine if they are more likely than not to be sustained if the taxing authority examines the respective position. A tax position includes an entity's status and the decision not to file a return. The Company has evaluated each of its tax positions and has determined that it has no uncertain tax positions for which a provision or liability for income taxes is necessary.

The Company files income tax returns in the U.S. in both federal and state jurisdictions.

Estimates
The presentation of financial statements in conformity with U.S. generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Financial Instruments Owned
Proprietary securities transactions in regular-way trades are recorded on the trade date, as if they had settled. Realized and unrealized profit and loss arising from all securities and commodities transactions entered into for the account and risk of the Company are recorded on a trade date basis. Positions are recorded at fair value in accordance with FASB ASC 820, *Fair Value Measurement.*

Translation of Foreign Currencies
Assets and liabilities denominated in foreign currencies are translated at fiscal year-end rates of exchange, whereas the income statement accounts are translated at average rates of exchange for the fiscal year. Gains or losses resulting from foreign currency transactions are included in net income.

Revenue Recognition
The Company applies Accounting Standards Update ("ASU") 2014-09 "Revenue from Contracts with Customers (Topic 606)", recognizing revenue when its performance obligation is satisfied, based on the transfer of services to customers in an amount that reflects the consideration to which the entity expects to be entitled in exchange for those services. The guidance requires an entity to follow a five-step model to (a) identify the contract(s) with a customer, (b) identify the performance obligations in the contract, (c) determine the transaction price, (d) allocate the transaction price to the performance obligations in the contract, and (e) recognize revenue when (or as) the entity satisfies a performance obligation.

Notes to Financial Statements
As of and for the Year Ended June 30, 2025

2. Summary of Significant Accounting Policies (Continued)

The Company adheres to FASB ASC 940-320-05-3, the Company may buy and sell securities for its own trading account. FASB ASC 940-320-35-3 states that the profit or loss for these firm transactions is measured by the difference between the acquisition cost and the fair value, which, like the underlying trading securities, is recorded on a trade-date basis. Riskless principal trading income are transactions with customers and consist of buying securities requested by a customer and selling them to the customer at a marked up price. $3,705,800 of riskless principal trading income and proprietary trading gains of $2,120,052 are included as principal transactions on the Statement of Operations.

Statement of Cash Flows
For purposes of the statement of cash flows, the Company defines cash equivalents as highly liquid investments with original maturities of less than ninety days that are not held for sale in the ordinary course of business.

Cash and Cash Equivalents
Cash consists of deposits with banks and all highly liquid investments, with maturities of three months or less, that are not segregated and deposited for regulatory purposes.

Concentration of Credit Risk
The Company maintains its cash in bank deposit accounts, which at times, may exceed federally insured limits. The Company has not experienced any losses in such accounts and believes it is not exposed to any significant credit risk for cash.

Segment Reporting

The Company follows ASC 280, Segment Reporting (including adoption of ASU 2023-07), which requires companies to disclose segment data based on how management makes decisions about allocating resources to segments and evaluating performance. The Company is engaged in a single line of business as a registered securities broker-dealer, acting in an agent capacity for securities financing transactions between financial institutions, and providing promotional support of proprietary technology owned by its parent. The Company has identified its Chief Executive Officer as the chief operating decision maker ("CODM"), who uses net income to evaluate the results of the business, primarily in the forecasting process, to manage the Company. Moreover, the CODM uses excess net capital (see footnote 7), which is not a measure of profit and loss, to make operational decisions while maintaining capital adequacy, such as whether to reinvest profits or pay dividends. The information presented to the CODM is in the same form as it is presented on the accompanying Statement of Income. The Company's operations constitute a single operating segment, and therefore, a single reportable segment, because the CODM manages the business activities using information of the Company as a whole. The accounting policies used to measure the profit and loss of the segment are the same as those described in the summary of significant accounting policies. The significant income and expenses of the segment are reported on the accompanying income statement of this report.

3. Deposit with Clearing Organization

The Company clears all of its customer transactions through another broker-dealer on a fully disclosed basis (the "clearing organization"). The Company is contractually obligated to maintain a cash deposit with the clearing organization. The amount deposited with the clearing organization as of June 30, 2025 is $557,593.

4. Revenue from Contracts With Customers

In accordance with ASU 2014-09 Revenue from Contracts with Customers and all subsequent amendments to the ASU (collectively, "ASC 606") the Company recognizes revenue upon satisfaction of performance obligations by transferring control over goods or service to a customer.

Notes to Financial Statements
As of and for the Year Ended June 30, 2025

4. Revenue from Contracts With Customers (Continued)

<u>Commissions</u>
The Company buys and sells securities on behalf of its customers. Each time a customer enters into a buy or sell transaction, the Company charges a commission. Brokerage commissions and related clearing expenses are recorded on the trade date. The Company believes that the performance obligation is satisfied on the trade date since that is when the underlying financial instrument or purchaser is identified, the pricing and significant terms are agreed upon, and the risks and rewards of ownership of the securities have been transferred to or from the customer.

5. Receivable from Clearing Broker and Payable and Referral fee

There is no commissions receivable at December 31, 2023. Commissions are due upon services rendered. There is no commissions receivable at June 30, 2025. Receivables from clearing broker on the statement of financial condition represents funds available to the Company that are held with the clearing firm. The balance is $638,615 at June 30, 2025.

The Company pays a portion of its commissions earned to its representatives. Commissions payable to representatives as of June 30, 2025 is $244,358. The Company pays a referral fee for introducing prospective clients, there were no amounts due as of June 30, 2025.

6. Fair Value

FASB ASC 820 defines fair value, establishes a framework for measuring fair value, and establishes a fair value hierarchy, which prioritizes the inputs to valuation techniques. Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. A fair value measurement assumes that the transaction to sell the asset or transfer the liability occurs in the principal market for the asset or liability or, in the absence of a principal market, the most advantageous market. Valuation techniques that are consistent with the market, income or cost approach, as specified by FASB ASC 820, are used to measure fair value.

The fair value hierarchy is categorized into three levels based on the inputs as follow:

Level 1) Valuations based on unadjusted quoted priced in active markets for identical investments.

Level 2) Valuations based on (a) quoted prices in markets that are not active; (b) quoted prices for similar investments in active markets; (c) inputs other than quoted prices that are observable or inputs derived from or corroborated by observable market data correlation or otherwise.

Level 3) Valuations based on inputs that are unobservable, supported by little or no market activity, and significant to the overall fair value measurement.

An asset or liability's level within the fair value hierarchy is based on the lowest level of any input that is significant to the fair value measurement.

The availability of observable inputs can vary from financial instrument to financial instrument and is affected by a wide variety of factors, including, for example the type of product, whether the product is new and not yet established in the marketplace, the liquidity of markets, and other characteristic's particular to the transaction. To the extent that valuation is based on models or inputs that are less observable or unobservable in the market the determination of fair value requires more judgment. Accordingly, the degree of judgment exercised by the management in determining fair value is greatest for instruments categorized in Level 3.

The fair value of the Company's assets and liabilities which qualify as financial instruments in accordance with US GAAP approximate the carrying amounts presented in the Statement of Financial Condition, due to their short term nature.

Notes to Financial Statements
As of and for the Year Ended June 30, 2025

6. Fair Value (Continued)

	Level 1	Level 2	Level 3	Total
Assets				
Securities, at fair value, purchased under agreement to resell				
Corporate Bonds	-	1,464,604	-	1,464,604
Sovereign Debt	-	2,766,853	-	2,766,853
Total Securities, at fair value	-	4,231,457	-	4,231,457
Liabilities				
Securities sold not yet purchased, under agreement to repurchase				
Corporate Bonds	-	(607,390)	-	(607,390)
Sovereign Debt	-	(197,225)	-	(197,225)
Total Securities sold not yet purchased, under agreement to repurchase at fair value	-	(804,615)	-	(804,615)

7. Net Capital Requirements

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (SEC Rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. At June 30, 2025, the Company had net capital of $698,122, which was $598,122 in excess of its required net capital of $100,000. The Company's ratio of aggregate indebtedness to net capital was 48.15 to 1.

8. Commitments and Contingencies

In the normal course of its business, the Company indemnifies and guarantees certain service providers, such as clearing and custody agents, trustees and administrators, against specified potential losses in connection with their acting as an agent of, or providing services to, the Company or its affiliates. The Company also indemnifies some clients against potential losses incurred in the event specified third-party service providers, including subcustodians and thirdparty brokers, improperly executed transactions. The maximum potential amount of future payments that the Company could be required to make under these indemnifications cannot be estimated. However, the Company believes that it is unlikely it will have to make material payments under these arrangements and has not recorded any contingent liability in the financial statements for these indemnifications. For the year ended June 30, 2025 the Company experienced no material net losses as result of the indemnity.

9. Related Party Transactions

As of June 30, 2025, the Company had a balance due of $19,225 to its registered invesment advisor affiliate for fees collected on its behalf.

10. Lease Accounting

The Company entered into a lease agreement for an office in Miami, Florida that commenced on January 1, 2023 and will terminate on December 31, 2027. The Company's lease terms do not include options to extend or terminate the lease. Lease expense is recognIzed on a straight-line basis over the lease term and are reported on the Statement of Operations. There is no purchase option at the end of the lease. Total lease payments under the lease for period January 1, 2024 through June 30, 2025 were $265,762 The operating lease has a weighted-average remaining lease term of 2.5 years and a weighted-average discount rate of 3.93%.

The discount rate used for the lease is 3.93%. Total lease expense under this lease during the period from January 1, 2024 to June 30, 2025 was $316,289.

FYE Ending June 30		
2026		195,389
2027		188,893
2028		95,843
	$	480,125
Imputed interest		35,213
Total operating lease liability	$	444,912

Notes to Financial Statements
As of and for the Year Ended June 30, 2025

11. Capital and Liquidity

The Company might not have sufficient liquidity to meet its anticipated obligations over the next year from the date of issuance of these financial statements. In connection with the Company's assessment of going concern considerations, management has determined that the Company will have access to funding from the parent company. The parent is committed to continuing to fund the ongoing operations of the Company.

12. Subsequent Events

The Company has evaluated subsequent events through the date of issuance of these financial statements. Based on this evaluation, the Company has determined that no events have occurred that were to be recognized or disclosed in the financial statements.

Schedule I: Computation of Net Capital Under Rule 15c3-1 of
the Securities and Exchange Commission

TOTAL STOCKHOLDER'S CAPITAL QUALIFIED FOR NET CAPITAL	$ 4,650,835
DEDUCTIONS AND/OR CHARGES:	
Non-allowable assets:	
Prepaid expenses and other assets	(332,290)
Haircuts on securities	
Debt securities	(3,620,422)
NET CAPITAL	$ 698,122
AGGREGATE INDEBTEDNESS:	
Commissions payable	$ 244,358
Accounts payable, accrued expenses, and referral fee payable	75,734
Operating lease liability	16,024
	$ 336,116
COMPUTATION OF BASIC NET CAPITAL REQUIREMENT	
Minimum net capital required	100,000
Excess net capital	$ 598,122
Net capital in excess of the greater of: 10% of aggregate indebtedness or 120% of minimum net capital requirement	$ 578,122
Percentage of aggregate indebtedness to net capital	48.15%

There are no material differences between the preceding
computation and the Company's corresponding unaudited Part II of
Form X-17A-5 as amended as of June 30, 2025.

Schedule II: Computation For Determination Of The Reserve Requirements
Under The Securities and Exchange Commission Rule 15c3-3

The Company is exempt from the provisions of Rule 15c3-3 under the Securities Exchange Act of 1934 pursuant to paragraph (k) (2) (ii) of the Rule and also in reliance upon Footnote 74 of SEC Release No. 34-70073 dated July 30, 2003, and as discussed in question 8 on the related FAQ released by SEC staff. The Company's other business activities include principal transactions; the Company (1) did not directly or indirectly receive, hold, or otherwise owe funds or securities for or to customers; (2) did not carry accounts of or for customers; and (3) did not carry PAB accounts (as defined in Rule 15c3-3) for the period January 1, 2024 through June 30, 2025 without exception.

Schedule III: Information Relating to the Possession or Control Requirements
Under The Securities and Exchange Commission Rule 15c3-3

The Company is exempt from the provisions of Rule 15c3-3 under the Securities Exchange Act of 1934 pursuant to paragraph (k) (2) (ii) of the Rule and also in reliance upon Footnote 74 of SEC Release No. 34-70073 dated July 30, 2003, and as discussed in question 8 on the related FAQ released by SEC staff. The Company's other business activities include principal transactions; the Company (1) did not directly or indirectly receive, hold, or otherwise owe funds or securities for or to customers; (2) did not carry accounts of or for customers; and (3) did not carry PAB accounts (as defined in Rule 15c3-3) for the period January 1, 2024 through June 30, 2025 without exception.



REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Member
of Par5 Capital & Co., LLC

We have reviewed management's statements, included in the accompanying Exemption Report Period from January 1, 2024 to June 30, 2025, in which (1) Par5 Capital & Co., LLC identified the following provisions of 17 C.F.R. §15c3-3(k) under which Par5 Capital & Co., LLC claimed an exemption from 17 C.F.R. §240.15c3-3 under the following provisions of 17 C.F.R. § 240.15c3-3 (k)(2)(ii) (the "exemption provision") for the period from January 1, 2024 to June 30, 2025. All of the customer transactions are cleared through the following broker-dealer(s) on a fully disclosed basis: Pershing LLC and (2) Par5 Capital & Co., LLC stated that Par5 Capital & Co., LLC met the identified exemption provisions in Paragraph (k)(2)(ii) throughout the period from January 1, 2024 to June 30, 2025 without exception.

The Company is also filing this Exemption Report relying on Footnote 74 of the SEC Release No. 34-70073 adopting amendments to 17 C.F.R. § 240.17a-5 because the Company's other business activities include principal transactions; the Company (1) did not directly or indirectly receive, hold, or otherwise owe funds or securities for or to customers; (2) did not carry accounts of or for customers; and (3) did not carry PAB accounts (as defined in Rule 15c3-3) for the period January 1, 2024 through June 30, 2025 without exception.

Par5 Capital & Co., LLC's management, is responsible for compliance with the exemption provisions and its statements and Footnote 74 of the SEC Release No. 34-70073 adopting amendments to 17 C.F.R. §240.17a-5.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about Par5 Capital & Co., LLC's compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provision set forth in paragraph (k)(2)(ii) of Rule 15c3-3 under the Securities Exchange Act of 1934, and based upon the Company's business activities contemplated by Footnote 74 of the SEC release No. 34-70073 adopting amendments to 17 C.F.R. §240.17a-5, and related SEC Staff Frequently Asked Questions.

BAUER & COMPANY, LLC

Bauer & Company, LLC

Austin, Texas
September 24, 2025

Bauer & Company, LLC
P.O. Box 27887 Austin, TX 78755
Tel 512.731.3518 / www.bauerandcompany.com

Par5 Capital & Co., LLC's Exemption Report

Par5 Capital & Co., LLC (the "Company") is a registered broker-dealer subject to Rule 17a-5 promulgated by the Securities and Exchange Commission (17 C.F.R. §240.17a-5, "Reports to be made by certain brokers and dealers"). This Exemption Report was prepared as required by 17 C.F.R. § 240.17a-5(d) (1) and (4). To the best of its knowledge and belief, the Company states the following:

(1) The Company claimed an exemption from 17 C.F.R. § 240.15c3-3 under the following provisions of 17 C.F.R. § 240.15c3-3 (k)(2)(ii) for period January 1, 2024 through June 30, 2025

   a. All of the customer transactions are cleared through the following broker-dealer(s) on a fully disclosed basis: Pershing LLC

(2) The Company met the identified exemption provisions in Paragraph (k)(2)(ii) of Rule 15c3-3 throughout the period January 1, 2024 through June 30, 2025 without exception.

(3)   The Company is also filing this Exemption Report relying on Footnote 74 of the SEC Release No. 34-70073 adopting amendments to 17 C.F.R. § 240.17a-5 because the Company's other business activities include principal transactions; the Company (1) did not directly or indirectly receive, hold, or otherwise owe funds or securities for or to customers; (2) did not carry accounts of or for customers; and (3) did not carry PAB accounts (as defined in Rule 15c3-3) for the period January 1, 2024 through June 30, 2025 without exception.

I, __Dennis Edward Loudon__ , swear (or affirm) that, to my best knowledge and belief, we did not identify any exceptions to this exemption during this period.

Title: CEO & COO